FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Klondex Mines Ltd. ("Klondex" or the "Company")
Suite 600, 595 Howe Street
Vancouver, BC V6C 2T5

Item 2	Date of Material Change

February 11, 2014

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through Marketwired on February 11, 2014 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) on February 12, 2014.

Item 4	Summary of Material Change

On February 11, 2014, the Company completed its previously announced acquisition of all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owns the Midas mine and ore milling facility located in the State of Nevada (collectively, "Midas"), from Newmont USA Limited, a subsidiary of Newmont Mining Corporation ("Newmont") for approximately US$83 million in cash and the issuance of 5 million common share purchase warrants with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of C$2.15 (the "Acquisition").

The Acquisition was financed through net proceeds of the following: (i) Klondex's previously announced private placement of 29.4 million subscription receipts for total gross proceeds of approximately C$42.6 million, which was completed on January 9, 2014; (ii) a gold purchase agreement dated February 11, 2014 (the "Gold Purchase Agreement") between Klondex and a subsidiary of Franco-Nevada Corporation ("Franco-Nevada") pursuant to which Klondex agreed to sell and deliver an aggregate of 38,250 ounces of gold to Franco-Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763,640 in cash; and (iii) a private placement completed on February 11, 2014 of units consisting of C$25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 (the "Notes") and 3,100,000 common share purchase warrants with a three-year term and an exercise price of C$1.95 to a syndicate of lenders led by Royal Capital Management Corp. and including K2 Principal Fund LP and Jones, Gable & Company Limited.

Item 5	Full Description of Material Change

On February 11, 2014, the Company announced the completion of the acquisition of all of the outstanding shares of Newmont Midas Holdings Limited, which indirectly owns Midas, from Newmont USA Limited, a subsidiary of Newmont for approximately US$83 million, which included a cash payment of approximately US$55 million and the replacement of the reclamation bond for approximately US$28 million. Klondex also issued 5 million common share purchase warrants to Newmont with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of C$2.15.

The Acquisition was financed through the net proceeds of the following (collectively, the "Acquisition Financings"):

(i) Equity: Klondex previously completed a private placement on January 9, 2014 of 29.4 million subscription receipts at an issue price of C$1.45 per subscription receipt for total gross proceeds of approximately C$42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition.

(ii) Gold Purchase Agreement: Klondex entered into the Gold Purchase Agreement with a subsidiary of Franco-Nevada pursuant to which Klondex agreed to sell and deliver an aggregate of 38,250 ounces of gold to Franco- Nevada by December 31, 2018 at a pre-paid purchase price of US$33,763,640 in cash. Under the terms of the Gold Purchase Agreement, gold deliveries will be made at the end of each month, with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is detailed below:

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

In addition, on the date following completion of the Acquisition, Klondex granted to a subsidiary of Franco-Nevada a 2.5% NSR royalty on the Fire Creek and Midas properties in consideration for the payment of an aggregate of US$1,236,360 in cash. Monthly royalty payments will commence in 2019, after the scheduled gold deliveries are completed.

(iii) Debt: Klondex completed a private placement of units consisting of C$25 million aggregate principal amount of 11.00% senior secured notes due August 11, 2017 (the "Notes") and 3,100,000 common share purchase warrants with a three-year term and an exercise price of C$1.95 to a syndicate of lenders led by Royal Capital Management Corp. and including K2 Principal Fund LP and Jones, Gable & Company Limited.

Beginning January 31, 2015, Klondex is obligated to repay C$4 million in principal on the Notes per annum, with the balance due upon maturity.

The security granted for the performance of Klondex's obligations under the Notes and the Gold Purchase Agreement rank pari passu.

In connection with the Acquisition Financings, Klondex repaid in full from existing working capital the C$7 million principal amount of senior unsecured notes issued in January 2013 and otherwise due in January 2015.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact Barry Dahl, Chief Financial Officer, at:
Telephone: (775) 284-5757 ext. 12

Item 9	Date of Report

February 21, 2014